Changes in Investment Policy - High Income:

High Income has eliminated its non-fundamental investment policy to, under normal market conditions, invest at least 50% of its net assets in debt securities that are, at the time of purchase, rated below investment grade (below Baa by Moody's Investors Service, Inc. ("Moody's"), below BBB by either Standard & Poor's ("S&P") or Fitch, Inc. ("Fitch"), or unrated but judged by the Sub-Adviser to be of comparable quality), which may be represented by forward contracts or derivatives such as options, futures contracts or swap agreements (the "50% Policy"). High Income may now invest any portion (or none) of its assets in below investment grade securities (commonly referred to as "high yield" securities or "junk bonds"), subject to High Income's other investment policies, including the revised policy noted below.

High Income previously observed a non-fundamental policy to not invest more than 20% of its total assets in securities that are, at the time of purchase, rated CCC/Caa or lower by each rating agency rating the security or that are judged by the Sub-Adviser to be of comparable quality. This policy has been amended and restated in its entirety to read as follows:

High Income will not normally invest more than 20% of its total assets in debt instruments, other than mortgage-related and other asset-backed securities, that are, at the time of purchase, rated CCC or lower by S&P and Fitch and Caa1 or lower by Moody's, or that are unrated but determined by PIMCO to be of comparable quality to securities so rated. High Income may invest without limitation in mortgage-related and other asset-backed securities regardless of rating - i.e., of any credit quality.